

November 5, 2010

William J. Carden
Chief Executive Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, Texas 77057

   Re: **American Spectrum Realty, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2009
       File No. 001-16785

Dear Mr. Carden:

We have reviewed your response letter dated September 10, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements and Notes

Note 15 – Subsequent Events, page 46

1. We have read your response to comments one and two and do not find your argument to be persuasive. According to FASB ASC 805-10-55-8, determining whether a particular set of assets and activities is a business should be based on whether the integrated set is <u>capable</u> of being conducted and managed as a business by a market participant. Whether a market participant would be willing to acquire such interest appears not to be relevant when evaluating whether a business was acquired. In addition, given that you acquired and continue to maintain of a significant portion of ERG employees, it appears that you also acquired an assembled workforce. As such, we continue to believe the acquisition of the management contracts from Evergreen Realty Group LLC appears to constitute a business. Please provide a materiality analysis on how this would impact your accounting or advise us.

2.   Please clarify if along with the management contracts you acquired a controlling membership interest in the entities. If so, explain to us how you are accounting for these interests in your financial statements and provide your basis in GAAP to support your accounting treatment.

3.   Furthermore, in footnote 4 on page 10 of your Form 10-Q for the quarter ended March 31, 2010, we note that you concluded that you were not the primary beneficiary of the acquired entities, as described in the previous comment. Provide us your analysis that supports your conclusion.

4.   We have considered your response to comment 4 and continue to question how you have evaluated all factors that may limit the useful life of your management contracts, including but not limited to competitive and economic factors. The absence of a termination or expiration date does not mean the useful life of an asset is indefinite. It is unclear from your responses how you determined that there is no foreseeable limit on the period of time over which these contracts may be expected to contribute to the cash flows of your company. Please revise accordingly to assign a useful life that reflects a period of time that the asset is expected to contribute directly or indirectly to the future cash flows of your company and the potential impact to your previously issued financial statements for this revision.

5.   We have read and considered your response comment five. Given that you also acquired interests in certain real estate assets held by Evergreen, explain to us how you concluded that the entire purchase price of $18 million should be allocated to the management contracts.

        You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

                                                Sincerely,

                                                Cicely LaMothe
                                                Accounting Branch Chief